FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Announces New salesforce.com – SAP Integration Project

PRESS RELEASE

Magic Software Announces New salesforce.com – SAP Integration Project

Sonova AG, a leading manufacturer of hearing instruments, will integrate its salesforce.com and SAP applications with Magic Software’s iBOLT integration platform

Or-Yehuda, Israel, March 7, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, has announced that Sonova AG, one of the world's leading manufacturers of hearing instruments, has chosen Magic Software’s iBOLT integration platform to integrate the on-demand salesforce.com CRM and SAP ERP applications of its group members, Advanced Bionics Inc. and Phonak AG.

Advanced Bionics Inc., a global leader in developing one of the world’s most advanced cochlear implant systems, uses salesforce.com’s Cloud CRM application to store patient and cochlear implant data securely, and to track the life cycle of the implants precisely and accurately. Advanced Bionics will use the iBOLT integration platform to transfer this vital data to its SAP ERP application. iBOLT was chosen because its code-free methodology simplifies the complex integration process between cloud and on-premise applications, and provides reliable real-time data.

At a later stage, this solution will be extended to Phonak AG’s IT system architecture. Phonak AG has been a leading developer, producer and distributor of technologically advanced hearing and radio systems for more than 50 years.

“Recently, Magic Software was proud to receive an award for outstanding achievements from salesforce.com after we successfully integrated the salesforce.com and SAP applications in a customer project,” said Stephan Romeder, Managing Director of Magic Software Germany. “With Phonak and Advanced Bionics, we are continuing to demonstrate the effectiveness of our solution, which allows our customers to get the maximum value from their existing technology.”

About Sonova AG

The globally active Group is the world’s top manufacturer of hearing instruments, the market leader in wireless communication systems for audiology applications, develops and manufactures advanced cochlear implant systems and provides professional solutions for hearing protection. For more information, visit: www.sonova.com .

About Advanced Bionics Inc

Advanced Bionics Inc is a global leader in developing one of the most advanced cochlear implant systems in the world. Founded in 1993, and partnered with Phonak under the Sonova Group in 2009, Advanced Bionics Inc develops cutting-edge cochlear implant technology that restores hearing to the deaf.

With sales in over 50 countries, Advanced Bionics Inc’s talented group of technologists and professionals from all over the world are driven to succeed, work with integrity, and stay firmly committed to quality. For more information, visit www.advancedbionics.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. , SAP and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Salesforce.com is registered trademark of salesforce.com. All other trademarks are the trademarks of their respective owners.

Magic Software Press Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: Tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces New salesforce.com – SAP Integration Project

Exhibit 10.1